

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 28, 2022

T. Riggs Eckelberry
Chief Executive Officer
Water On Demand, Inc.
13575 58th Street North, Suite 200
Clearwater, FL 33760

      Re: Water On Demand, Inc.
          Offering Statement on Form 1-A
          Filed November 16, 2022
          File No. 024-12060

Dear T. Riggs Eckelberry:

      This is to advise you that we do not intend to review your offering statement.

      We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

      Please contact Cara Wirth at (202) 551-7127 with any questions.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Trade & Services

cc: J. Martin Tate